Securities and Exchange Commissions
Divisions of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

2 April 2008
DKGUJ

Coloplast A/S
Holtedam 1
3050 Humlebæk
Denmark
Tel: +45 49 11 11 11
www.coloplast.com
CVR-nr. 69749917

Gunilla Jensen
Executive Secretary

Corporate Communications

Dir. tlf. +4549113621
Mobil +4530853621
Fax +4549111555
dkguj@coloplast.com

Dear Sirs,

SEC File Number 82-34793

This information is furnished pursuant to Rule 12g3-2(b).

Please find enclosed information to the Copenhagen Stock Exchange No 5/2008.

Yours sincerely,
Coloplast A/S

Gunilla Jensen
Corp. Communications & IR

Encls.

dw 6/11

Announcement No. 5/2008
2 April 2008

Improved US Medicare Coverage Policy for Intermittent Catheters

Effective April 1, 2008, the four regional Durable Medical Equipment (DME) Medicare Administrative Contractors (MAC) covering the US have revised their Local Coverage Determinations for Intermittent Catheters (IC)

The key change is that intermittent catheters have increased from a maximum of four catheters per month to a new maximum of 200 per month per patient.

With this change, Medicare beneficiaries using intermittent catheters in the US will no longer have to reuse their catheters and reimbursement coverage will now be similar to that of most European countries. Coloplast welcomes this health care reform as a significant improvement of the quality of life for the users of catheters.

"This policy change is an important step towards eliminating the debilitating and costly consequences for patients at risk of urinary tract infections and will greatly improve the quality of life for patients using intermittent catheters." says Bruce Green, MD – Director of Urology and Urodynamics, The Shepherd Center, Atlanta, GA, USA.

Coloplast has been actively pursuing this change for the past several years. We are pleased that the DME MACs have examined the evidence and responded favourably to the voices of IC users, clinical experts, advocacy organisations and members of Congress.

Coloplast expects, that this change will result in an increase in consumption of catheters, but it is difficult to estimate the exact impact of this change. Experience from a similar change in coverage limitation for ostomy pouches in 2003 showed that a change in consumption pattern will happen over time rather than immediately.

Coloplast is market leader in intermittent catheters in the US and our current annual turnover for this product group is approximately USD 40m.

The improved US Medicare coverage for intermittent catheters will assist Coloplast in reaching its long-term targets of an organic revenue growth rate of around 10% per annum and an EBIT-margin of 18-20%. Coloplast expects that any impact on this financial year will be insignificant.

Sten Scheibye
President and CEO

For further information, please contact

Lars Rasmussen
Executive Vice President, CCO
Tel. +45 3085 1149
E-mail dklra@coloplast.com

Lene Skole
Executive Vice President, CFO
Tel. +45 3085 1665
E-mail dklsk@coloplast.com

This announcement is available in a Danish and an English-language version. In the event of discrepancies, the Danish version shall prevail.

END